UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2014

Attached is the registrant’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2014, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on November 10, 2014 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s disclosure dated November 7, 2014, a copy of which was furnished under cover of Form 6-K on November 7, 2014.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President Investor Relations Office

Date: November 10, 2014

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2014	September 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥984,463	¥989,452
Short-term investments	38,949	58,331
Notes and accounts receivable, trade	2,509,030	2,321,186
Allowance for doubtful accounts (Note 7)	(46,893)	(46,139)
Accounts receivable, other	345,197	383,553
Inventories (Note 2)	415,309	382,196
Prepaid expenses and other current assets	394,294	476,437
Deferred income taxes	220,662	207,353

Total current assets	4,861,011	4,772,369

Property, plant and equipment:
Telecommunications equipment	12,959,564	12,882,847
Telecommunications service lines	15,408,604	15,512,992
Buildings and structures	6,060,129	6,073,155
Machinery, vessels and tools	1,949,903	1,950,869
Land	1,238,742	1,239,854
Construction in progress	359,014	389,604

	37,975,956	38,049,321
Accumulated depreciation	(28,136,268)	(28,333,579)

Net property, plant and equipment	9,839,688	9,715,742

Investments and other assets:
Investments in affiliated companies	521,634	500,804
Marketable securities and other investments	407,766	416,737
Goodwill	1,086,636	1,090,346
Software	1,309,912	1,252,321
Other intangible assets	401,194	374,443
Other assets	1,195,608	1,287,270
Deferred income taxes	661,500	658,059

Total investments and other assets	5,584,250	5,579,980

Total assets	¥20,284,949	20,068,091

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2014	September 30, 2014
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥269,444	¥272,649
Current portion of long-term debt	425,351	418,537
Accounts payable, trade	1,540,249	1,130,554
Current portion of obligations under capital leases	16,929	17,627
Accrued payroll	448,061	418,052
Accrued taxes on income	256,994	175,515
Accrued consumption tax	47,376	100,699
Advances received	266,743	253,086
Other	405,677	433,698

Total current liabilities	3,676,824	3,220,417

Long-term liabilities:
Long-term debt (excluding current portion)	3,483,673	3,504,345
Obligations under capital leases (excluding current portion)	35,951	35,067
Liability for employees’ retirement benefits	1,327,873	1,352,683
Accrued liabilities for point programs	130,466	115,273
Deferred income taxes	233,151	215,236
Other	446,293	478,317

Total long-term liabilities	5,657,407	5,700,921

Redeemable noncontrolling interests	25,912	25,725

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized — 6,192,920,900 shares Issued — 1,136,697,235 shares at March 31 and September 30, 2014	937,950	937,950
Additional paid-in capital (Note 3)	2,827,010	2,842,726
Retained earnings (Note 3)	4,808,361	4,998,635
Accumulated other comprehensive income (loss) (Note 3)	94,966	66,885
Treasury stock, at cost (Note 3) — 26,650,807 shares at March 31, 2014 and 27,079,853 shares at September 30, 2014	(156,933)	(159,464)

Total NTT shareholders’ equity	8,511,354	8,686,732

Noncontrolling interests (Note 3)	2,413,452	2,434,296

Total equity	10,924,806	11,121,028

Contingent liabilities (Note 8)

Total liabilities and equity	¥20,284,949	¥20,068,091

	Yen
	March 31, 2014	September 30, 2014
Per share of common stock:

NTT shareholders’ equity	¥7,667.57	¥7,828.58

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen, except per share data
	2013	2014
Operating revenues:
Fixed voice related services	¥794,482	¥730,377
Mobile voice related services	535,049	446,459
IP/packet communications services	1,863,808	1,838,370
Sale of telecommunications equipment	442,229	485,325
System integration	1,029,127	1,229,618
Other	601,375	643,519

	5,266,070	5,373,668

Operating expenses (Note 6):
Cost of services (excluding items shown separately below)	1,149,202	1,163,625
Cost of equipment sold (excluding items shown separately below)	370,696	426,681
Cost of system integration (excluding items shown separately below)	736,640	865,342
Depreciation and amortization (Notes 1 and 5)	919,120	911,104
Impairment loss	162	210
Selling, general and administrative expenses	1,434,234	1,415,782
Goodwill and other intangible asset impairments	2,989	—

	4,613,043	4,782,744

Operating income	653,027	590,924

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(24,757)	(22,586)
Interest income	8,772	9,126
Other, net (Note 3)	38,736	14,693

	22,751	1,233

Income before income taxes and equity in earnings (losses) of affiliated companies	675,778	592,157

Income tax expense (benefit) (Note 3):
Current	265,863	193,971
Deferred	(7,969)	14,526

	257,894	208,497

Income before equity in earnings (losses) of affiliated companies	417,884	383,660
Equity in earnings (losses) of affiliated companies (Note 3)	6,114	2,458

Net income	423,998	386,118

Less — Net income attributable to noncontrolling interests	100,458	95,786

Net income attributable to NTT	¥323,540	¥290,332

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,166,074,957	1,109,723,552
Net income attributable to NTT (Yen) (Note 1)	¥277.46	¥261.63

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2014
Net income	¥423,998	¥386,118
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	17,177	9,466
Unrealized gain (loss) on derivative instruments	(3,469)	(289)
Foreign currency translation adjustments	70,840	(35,115)
Pension liability adjustments	6,028	(1,095)

Total other comprehensive income (loss)	90,576	(27,033)

Total comprehensive income (loss)	514,574	359,085

Less — Comprehensive income attributable to noncontrolling interests	115,930	96,834

Total comprehensive income (loss) attributable to NTT	¥398,644	¥262,251

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONDSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen, except per share data
	2013	2014
Operating revenues:
Fixed voice related services	¥403,510	¥362,864
Mobile voice related services	263,798	220,183
IP/packet communications services	923,301	916,087
Sale of telecommunications equipment	210,613	258,015
System integration	541,788	642,231
Other	313,943	334,071

	2,656,953	2,733,451

Operating expenses (Note 6):
Cost of services (excluding items shown separately below)	592,558	604,170
Cost of equipment sold (excluding items shown separately below)	172,612	228,130
Cost of system integration (excluding items shown separately below)	400,039	452,204
Depreciation and amortization (Notes 1 and 5)	462,626	448,554
Impairment loss	80	67
Selling, general and administrative expenses	722,012	707,381
Goodwill and other intangible asset impairments	2,925	—

	2,352,852	2,440,506

Operating income	304,101	292,945

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(12,409)	(10,870)
Interest income	4,411	4,608
Other, net (Note 3)	23,591	(568)

	15,593	(6,830)

Income before income taxes and equity in earnings (losses) of affiliated companies	319,694	286,115

Income tax expense (benefit) (Note 3):
Current	145,956	95,559
Deferred	(25,994)	4,172

	119,962	99,731

Income before equity in earnings (losses) of affiliated companies	199,732	186,384
Equity in earnings (losses) of affiliated companies (Note 3)	2,654	3,819

Net income	202,386	190,203

Less — Net income attributable to noncontrolling interests	45,563	48,836

Net income attributable to NTT	¥156,823	¥141,367

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,152,310,900	1,109,622,168
Net income attributable to NTT (Yen) (Note 1)	¥136.09	¥127.40

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2014
Net income	¥202,386	¥190,203
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	6,509	5,752
Unrealized gain (loss) on derivative instruments	316	(2,144)
Foreign currency translation adjustments	16,105	(4,440)
Pension liability adjustments	3,049	(107)

Total other comprehensive income (loss)	25,979	(939)

Total comprehensive income (loss)	228,365	189,264

Less — Comprehensive income attributable to noncontrolling interests	50,577	52,266

Total comprehensive income (loss) attributable to NTT	¥177,788	¥136,998

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2013	2014
Cash flows from operating activities:
Net income	¥423,998	¥386,118
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	919,120	911,104
Impairment loss	162	210
Deferred taxes	(7,969)	14,526
Goodwill and other intangible asset impairments	2,989	—
Losses on disposal of property, plant and equipment	37,477	41,643
Equity in (earnings) losses of affiliated companies	(6,114)	(2,458)
(Increase) decrease in notes and accounts receivable, trade	386,937	173,326
(Increase) decrease in inventories (Note 2)	(31,476)	10,570
(Increase) decrease in other current assets	(94,214)	(130,223)
Increase (decrease) in accounts payable, trade and accrued payroll	(251,502)	(280,450)
Increase (decrease) in accrued consumption tax	(10,033)	53,511
Increase (decrease) in advances received	3,890	(11,751)
Increase (decrease) in accrued taxes on income	8,233	(80,963)
Increase (decrease) in other current liabilities	15,166	12,190
Increase (decrease) in liability for employees’ retirement benefits	42,372	24,218
Increase (decrease) in other long-term liabilities	11,059	12,067
Other	(13,468)	(32,256)

Net cash provided by operating activities	1,436,627	1,101,382

Cash flows from investing activities:
Payments for property, plant and equipment	(750,327)	(728,862)
Payments for intangibles	(193,307)	(170,172)
Proceeds from sales of property, plant and equipment	20,281	16,352
Payments for purchases of non-current investments	(34,098)	(7,770)
Proceeds from sales and redemptions of non-current investments	11,289	14,877
Acquisitions of subsidiaries, net of cash acquired	(35,063)	(21,064)
Payments for purchases of short-term investments	(44,544)	(45,408)
Proceeds from redemptions of short-term investments	42,675	27,089
Other	(28,948)	(36,191)

Net cash used in investing activities	¥(1,012,042)	¥(951,149)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2013	2014
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥275,549	¥314,962
Payments for settlement of long-term debt	(350,292)	(300,456)
Proceeds from issuance of short-term debt	3,373,100	3,215,770
Payments for settlement of short-term debt	(3,222,508)	(3,214,599)
Dividends paid (Note 3)	(94,830)	(99,904)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 3)	(223,308)	(130)
Acquisition of treasury stock by subsidiaries	(5,058)	(8,598)
Other	(51,550)	(44,045)

Net cash used in financing activities	(298,897)	(137,000)

Effect of exchange rate changes on cash and cash equivalents	10,922	(8,244)

Net increase (decrease) in cash and cash equivalents	136,610	4,989
Cash and cash equivalents at beginning of period	961,433	984,463

Cash and cash equivalents at end of period	¥1,098,043	¥989,452

Cash paid during the period for:
Interest	¥25,453	¥23,155
Income taxes, net	¥258,719	¥320,667

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and September 30, 2014, the consolidated statements of income and the consolidated statements of comprehensive income for the three and six months ended September 30, 2013 and 2014 and consolidated statements of cash flows for the six months ended September 30, 2013 and 2014 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Recently issued Accounting Standards

Revenue from Contracts with Customers —

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for NTT Group on April 1, 2017. Early adoption is not permitted.

NTT is evaluating the effect that the ASU will have on NTT Group’s quarterly consolidated financial statements and related disclosures. NTT has not yet selected a transition method nor has it determined the effect of the standard on NTT Group’s ongoing financial reporting.

(2) Change in accounting estimate

Effective July 1, 2014, NTT Group has revised its estimate of the expected useful life of a part of software for telecommunications network and internal-use software based on actual utilization of the software to reflect an extended expected useful life to up to 7 years. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied going forward as a change in accounting estimates. The financial impact from this change in accounting estimate for the six months ended September 30, 2014 and three months ended September 30, 2014 on “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is ¥18,448 million, ¥7,895 million, and ¥7.11, respectively.

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the six months ended September 30, 2013 and 2014, there is no difference between basic EPS and diluted EPS.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2014.

2. Inventories:

Inventories at March 31 and September 30, 2014 comprised the following:

	Millions of yen
	March 31, 2014	September 30, 2014

Telecommunications equipment to be sold and materials	¥228,337	¥161,217
Projects in progress	83,015	127,575
Supplies	103,957	93,404

Total	¥415,309	¥382,196

3. Equity:

Outstanding shares and treasury stock —

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2014 and for the six months ended September 30, 2014 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2013	1,323,197,235	137,822,603
Acquisition of treasury stock under resolution of the board of directors	—	75,294,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	37,134
Resale of treasury stock to holders of less-than-one-unit shares	—	(2,930)
Cancellation of treasury stock under resolution of the board of directors	(186,500,000)	(186,500,000)
Balance at March 31, 2014	1,136,697,235	26,650,807

Acquisition of treasury stock under resolution of the board of directors	—	413,227
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	17,043
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,224)

Balance at September 30, 2014	1,136,697,235	27,079,853

On May 10, 2013, the board of directors of NTT resolved that NTT may acquire up to 50 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 48,737,200 shares of its common stock for a total purchase price of ¥250,000 million between May 2013 and October 2013, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On November 8, 2013, the board of directors of NTT resolved that NTT will cancel 186,500,000 shares held as treasury stock on November 15, 2013, and as a result of such cancellation conducted on November 15, 2013, retained earnings have decreased by ¥818,206 million.

On February 6, 2014, the board of directors of NTT resolved that NTT may acquire up to 38 million shares of its outstanding common stock at an amount in total not exceeding ¥200 billion from February 7, 2014 through March 31, 2014. Based on this resolution, NTT repurchased 26,556,800 shares of its common stock at ¥156,499 million on March 7, 2014 using ToSTNeT-3.

On May 13, 2014, the board of directors of NTT resolved that NTT may acquire up to 44 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from July 1, 2014 through March 31, 2015.

On November 7, 2014, the board of directors revised its resolution above and resolved that NTT may acquire up to 51 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from November 10, 2014 through June 30, 2015.

Dividends —

(1) Cash dividends paid

Resolution	The shareholders’ meeting on June 26, 2014
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥99,904 million
Cash dividends per share	¥90
Record date	March 31, 2014
Date of payment	June 27, 2014

(2) Cash dividends declared

Resolution	The board of directors’ meeting on November 7, 2014
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥99,866 million
Cash dividends per share	¥90
Record date	September 30, 2014
Date of payment	December 8, 2014

Changes in equity —

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the six months ended September 30, 2013 and 2014 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥8,231,439	¥2,290,564	¥10,522,003
Dividends paid to NTT Shareholders	(94,830)	—	(94,830)
Dividends paid to noncontrolling interests	—	(48,823)	(48,823)
Acquisition of treasury stock	(223,315)	—	(223,315)
Resale of treasury stock	6	—	6
Other equity transactions	(603)	(2,037)	(2,640)
Net income	323,540	100,458	423,998
Other comprehensive income (loss)	75,104	15,472	90,576
Unrealized gain (loss) on securities	11,845	5,332	17,177
Unrealized gain (loss) on derivative instruments	(2,454)	(1,015)	(3,469)
Foreign currency translation adjustments	59,976	10,864	70,840
Pension liability adjustments	5,737	291	6,028
Balance at September 30, 2013	¥8,311,341	¥2,355,634	¥10,666,975

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	8,511,354	2,413,452	10,924,806
Dividends paid to NTT Shareholders	(99,904)	—	(99,904)
Dividends paid to noncontrolling interests	—	(49,024)	(49,024)
Acquisition of treasury stock	(2,538)	—	(2,538)
Resale of treasury stock	7	—	7
Other equity transactions	15,562	(27,153)	(11,591)
Net income	290,332	95,559	385,891
Other comprehensive income (loss)	(28,081)	1,462	(26,619)
Unrealized gain (loss) on securities	6,836	2,630	9,466
Unrealized gain (loss) on derivative instruments	(669)	380	(289)
Foreign currency translation adjustments	(33,499)	(1,202)	(34,701)
Pension liability adjustments	(749)	(346)	(1,095)
Balance at September 30, 2014	8,686,732	2,434,296	11,121,028

Accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six and three months ended September 30, 2013 and 2014 are as follows:

	Millions of yen
For the six months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2013	¥71,976	¥(2,560)	¥(5,683)	¥(256,665)	¥(192,932)
Other comprehensive income before reclassification	17,374	(2,967)	70,760	—	85,167
Amounts reclassified from accumulated other comprehensive income	(197)	(502)	80	6,028	5,409

Other comprehensive income	17,177	(3,469)	70,840	6,028	90,576

Less — Comprehensive income attributable to noncontrolling interests	5,332	(1,015)	10,864	291	15,472

Balance at September 30, 2013	83,821	(5,014)	54,293	(250,928)	(117,828)

	Millions of yen
For the six months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2014	¥84,711	¥(5,982)	¥120,839	¥(104,602)	¥94,966
Other comprehensive income before reclassification	9,475	261	(31,662)	26	(21,900)
Amounts reclassified from accumulated other comprehensive income	(9)	(550)	(3,453)	(1,121)	(5,133)

Other comprehensive income	9,466	(289)	(35,115)	(1,095)	(27,033)

Less — Comprehensive income attributable to noncontrolling interests	2,630	380	(1,616)	(346)	1,048

Balance at September 30, 2014	91,547	(6,651)	87,340	(105,351)	66,885

	Millions of yen
For the three months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at June 30, 2013	¥79,268	¥(5,456)	¥41,233	¥(253,838)	¥(138,793)
Other comprehensive income before reclassification	6,725	911	16,025	—	23,661
Amounts reclassified from accumulated other comprehensive income	(216)	(595)	80	3,049	2,318

Other comprehensive income	6,509	316	16,105	3,049	25,979

Less — Comprehensive income attributable to noncontrolling interests	1,956	(126)	3,045	139	5,014

Balance at September 30, 2013	83,821	(5,014)	54,293	(250,928)	(117,828)

	Millions of yen
For the three months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at June 30, 2014	¥86,974	¥(4,781)	¥94,300	¥(105,239)	¥71,254
Other comprehensive income before reclassification	5,754	(1,581)	(4,440)	13	(254)
Amounts reclassified from accumulated other comprehensive income	(2)	(563)	—	(120)	(685)

Other comprehensive income	5,752	(2,144)	(4,440)	(107)	(939)

Less — Comprehensive income attributable to noncontrolling interests	1,179	(274)	2,520	5	3,430

Balance at September 30, 2014	91,547	(6,651)	87,340	(105,351)	66,885

Reclassifications out of accumulated other comprehensive income (loss) for the six and three months ended September 30, 2013 and 2014 are as follows:

For the six months ended September 30	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2013	2014
Unrealized gain (loss) on securities	¥345	¥10	Other, net
	(148)	(1)	Income tax benefit (expense)

	¥197	¥9	Net income

Unrealized gain (loss) on derivative instruments	¥819	¥897	Other, net
	(275)	(331)	Income tax benefit (expense)
	(42)	(16)	Equity in earnings (losses) of affiliated companies

	¥502	¥550	Net income

Foreign currency translation adjustments	¥(7)	¥3,453	Other, net
	(73)	—	Income tax benefit (expense)

	¥(80)	¥3,453	Net income

Pension liability adjustments	¥(8,692)	¥1,263	*
	2,664	(142)	Income tax benefit (expense)

	¥(6,028)	¥1,121	Net income

Total	¥(5,409)	¥5,133	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

For the three months ended September 30	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2013	2014
Unrealized gain (loss) on securities	¥363	¥3	Other, net
	(147)	(1)	Income tax benefit (expense)

	¥216	¥2	Net income

Unrealized gain (loss) on derivative instruments	¥964	¥888	Other, net
	(327)	(323)	Income tax benefit (expense)
	(42)	(2)	Equity in earnings (losses) of affiliated companies

	¥595	¥563	Net income

Foreign currency translation adjustments	¥(7)	¥—	Other, net
	(73)	—	Income tax benefit (expense)

	¥(80)	¥—	Net income

Pension liability adjustments	¥(4,455)	¥241	*
	1,406	(121)	Income tax benefit (expense)

	¥(3,049)	¥120	Net income

Total	¥(2,318)	¥685	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

Equity transactions with noncontrolling interests —

During the three months ended September 30, 2014, NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of NTT, repurchased a total of 181,530,121 of its shares for an aggregate of ¥307,694 million, 176,991,100 shares of which NTT Group sold back to NTT DOCOMO. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 65.3%. As a result, “Additional paid-in capital” increased by ¥17,520 million in the consolidated balance sheet as of September 30, 2014.

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 — Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and September 30, 2014 are as follows:

	Millions of yen
	March 31, 2014
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥126,422	¥126,419	¥3	¥—
Foreign equity securities	136,171	136,171	—	—
Domestic debt securities	27,745	212	24,821	2,712
Foreign debt securities	29,244	10	29,234	—
Derivatives:
Forward exchange contracts	1,048	—	1,048	—
Interest rate swap agreements	664	—	664	—
Currency swap agreements	34,805	—	34,805	—
Currency option agreements	290	—	290	—

Liabilities
Derivatives:
Forward exchange contracts	522	—	522	—
Interest rate swap agreements	2,043	—	2,043	—
Currency swap agreements	571	—	571	—
Currency option agreements	85	—	85	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	September 30, 2014
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥128,762	¥128,761	¥1	¥—
Foreign equity securities	147,801	147,801	—	—
Domestic debt securities	24,277	195	21,376	2,706
Foreign debt securities	32,983	10	32,973	—
Derivatives:
Forward exchange contracts	577	—	577	—
Interest rate swap agreements	544	—	544	—
Currency swap agreements	47,253	—	47,253	—
Currency option agreements	894	—	894	—

Liabilities
Derivatives:
Forward exchange contracts	700	—	700	—
Interest rate swap agreements	2,557	—	2,557	—
Currency swap agreements	667	—	667	—
Currency option agreements	157	—	157	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities —

Available-for-sale securities comprise marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives —

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the six months ended September 30, 2013 and 2014 were immaterial.

5. Segment information:

Operating segments are components of the NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Operating revenues:

	Millions of yen
For the six months ended September 30	2013	2014

Operating revenues:
Regional communications business —
External customers	¥1,538,409	¥1,482,234
Intersegment	210,743	224,478

Total	1,749,152	1,706,712

Long distance and international communications business —
External customers	815,481	908,300
Intersegment	48,418	41,685

Total	863,899	949,985

Mobile communications business —
External customers	2,179,057	2,153,457
Intersegment	19,914	19,519

Total	2,198,971	2,172,976

Data communications business —
External customers	555,065	645,410
Intersegment	58,822	50,164

Total	613,887	695,574

Other —
External customers	178,058	184,267
Intersegment	424,575	411,462

Total	602,633	595,729
Elimination	(762,472)	(747,308)

Consolidated Total	¥5,266,070	¥5,373,668

	Millions of yen
For the three months ended September 30	2013	2014

Operating revenues:
Regional communications business —
External customers	¥775,193	¥748,234
Intersegment	107,180	114,826

Total	882,373	863,060

Long distance and international communications business —
External customers	423,610	464,318
Intersegment	24,290	20,791

Total	447,900	485,109

Mobile communications business —
External customers	1,075,186	1,087,642
Intersegment	10,212	10,032

Total	1,085,398	1,097,674

Data communications business —
External customers	286,047	334,610
Intersegment	34,560	25,086

Total	320,607	359,696

Other —
External customers	96,917	98,647
Intersegment	216,138	209,874

Total	313,055	308,521
Elimination	(392,380)	(380,609)

Consolidated Total	¥2,656,953	¥2,733,451

Segment profit:

	Millions of yen
For the six months ended September 30	2013	2014

Segment profit:
Regional communications business	¥75,617	¥77,857
Long distance and international communications business	61,485	56,393
Mobile communications business	470,620	397,797
Data communications business	6,431	27,543
Other	30,455	24,383

Total segment profit	644,608	583,973
Elimination	8,419	6,951

Consolidated Total	¥653,027	¥590,924

	Millions of yen
For the three months ended September 30	2013	2014

Segment profit:
Regional communications business	¥32,337	¥37,412
Long distance and international communications business	27,182	29,958
Mobile communications business	223,977	189,189
Data communications business	(656)	19,361
Other	16,711	13,862

Total segment profit	299,551	289,782
Elimination	4,550	3,163

Consolidated Total	¥304,101	¥292,945

As indicated in “(2) Change in accounting estimate” in Note 1 effective July 1, 2014, NTT Group has revised its estimate of the expected useful life of a part of software for telecommunications network and internal-use software based on actual utilization of the software to reflect an extended expected useful life. As a result, compared with the method used prior to July 1, 2014, operating income for the mobile communications business segment for the six months ended September 30, 2014 and the three months ended September 30, 2014 increased by ¥18,448 million.

Transfers between operating segments are made at arms-length prices. Operating income is operating revenues less costs and operating expenses.

There were no operating revenues from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the six months ended September 30, 2013 and 2014.

6. Research and development expenses:

Research and development expenses are charged to income as incurred, and such amounts charged to income for the six months ended September 30, 2013 and 2014 were ¥116,645 million and ¥111,538 million, respectively. Such amounts charged to income for the three months ended September 30, 2013 and 2014 were ¥59,438 million and ¥57,713 million, respectively.

7. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the six months ended September 30, 2013 and 2014 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2013	6,829	11,423	6,154	3,390	107	27,903
Provision	1,114	(580)	(56)	1,381	(1)	1,858
Charge off	(1,137)	(927)	(132)	(1,729)	—	(3,925)
Recovery	2	51	2	1	—	56
Balance at September 30, 2013	6,808	9,967	5,968	3,043	106	25,892
Collectively evaluated for impairment	6,354	4,080	947	3,028	2	14,411
Individually evaluated for impairment	454	5,887	5,021	15	104	11,481

Financing receivables:
Balance at September 30, 2013	648,875	336,762	98,728	247,151	404	1,331,920
Collectively evaluated for impairment	648,351	330,113	90,545	247,136	300	1,316,445
Individually evaluated for impairment	524	6,649	8,183	15	104	15,475

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2014	4,687	8,331	5,000	2,991	4,005	25,014
Provision	1,396	(127)	(876)	3,822	464	4,679
Charge off	(153)	(643)	(796)	(1,905)	—	(3,497)
Recovery	4	44	—	2	—	50
Balance at September 30, 2014	5,935	7,605	3,328	4,909	4,469	26,246
Collectively evaluated for impairment	5,716	2,977	889	4,909	1	14,492
Individually evaluated for impairment	219	4,628	2,439	—	4,468	11,754

Financing receivables:
Balance at September 30, 2014	887,678	354,868	91,604	275,586	4,669	1,614,405
Collectively evaluated for impairment	887,441	349,831	86,530	275,586	126	1,599,514
Individually evaluated for impairment	237	5,037	5,074	—	4,543	14,891

8. Contingent liabilities:

Contingent liabilities at September 30, 2014 composed of loan guarantees and other contingencies amounted to ¥64,283 million.

At September 30, 2014, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9. Subsequent events:

NTT DOCOMO has announced its decision, adopted at its board of directors’ meeting held on October 31, 2014, to repurchase up to 138,469,879 shares of its outstanding common stock for an amount in total not exceeding ¥192,306 million from November 1, 2014 through March 31, 2015.

For information on NTT’s resolution with respect to stock repurchases, see note 3.